[Letterhead of Ropes & Gray LLP]

Exhibit 99.(G)

August 28, 2003	Randall W. Bodner
(617) 951-7776 rbodner@ropesgray.com

BY FACSIMILE

R. Douglas Rees, Esq.

Jenner & Block

One IBM Plaza

Chicago, Illinois 60611-7603

Re: Mercury Air Group, Inc.

Dear Mr. Rees:

We represent certain shareholders of Mercury Air Group, Inc. (“Mercury Air Group”), including American Opportunity Trust and Trident North Atlantic Fund. Our clients are deeply disturbed by allegations of self-dealing made against the Company’s officers and directors in various derivative lawsuits and, in particular, we are alarmed by the Company’s apparent failure to address those allegations in any meaningful way. In today’s environment, my clients are concerned that management’s actions to date threaten to seriously undermine its credibility with investors.

We recently learned that the Company has appointed a Special Litigation Committee (the “Committee”), which apparently is charged with conducting an independent review of the numerous allegations that have been made in the derivative actions. We also understand that your firm has been retained to assist the Committee in its investigation. While the Committee professes to be “committed to conduct a thorough and impartial review of the challenged transactions,” we note that it was formed only after the Company already had publicly issued a categorical denial of the allegations. Also, we are unaware of any public disclosure about the formation of the Committee, its composition, or the results (if any) of its investigation. These circumstances, along with the Company’s continuing efforts to intimidate its own shareholders, hardly inspire confidence in the sincerity of the Committee’s review.

Accordingly, my clients have determined to perform their own review of the allegations against the Company’s management. Attached please find a copy of a letter sent on this same date by Trident North Atlantic Fund to Mercury Air Group requesting the opportunity to review certain documents and records of the Company relating to the allegations that have been made. The letter also requests the opportunity to review certain stockholder list records.

ROPES & GRAY LLP

R. Douglas Rees, Esq.	-2-	August 28, 2003

We are writing separately to you in order to alert the Committee to Trident North Atlantic’s request to review records and to seek the assistance of the Committee’s members in ensuring that the Company fulfills its obligations under Delaware law in responding to that request. If members of the Committee are serious about discharging their duties impartially and in good faith, we trust the Committee will use all appropriate means to ensure that Trident North Atlantic is provided with the information it seeks in a timely manner.

PRIOR ALLEGATIONS OF DIRECTOR AND MANAGEMENT WRONGDOING

We are aware of at least three recent derivative lawsuits against Mercury Air Group officers and directors, all filed by shareholders in 2002. The complaints filed in all three actions detail a number of questionable transactions by Company managers and board members. In particular, it is alleged that Philip J. Fagan, Jr., the Chairman of Mercury Air Group’s Board of Directors; Joseph A. Czyzyk, the Company’s Chief Executive Officer and a board member; and Frederick H. Kopko, Jr., also a board member, have engaged in a series of self-interested transaction aimed at enriching themselves at the expense of the Company and its other shareholders. These include allegations that:

•	Messrs. Fagan, Czyzyk, Kopko and others concocted a scheme to acquire a controlling interest in Mercury Air Group’s outstanding shares by siphoning funds from the Company for their own personal benefit. According to the allegations, the scheme includes payments by Mercury Air Group to both Fagan and Czyzyk in the guise of compensation when, in fact, the payments indirectly are made for the benefit of a partnership owned by Fagan, Czyzyk and Kopko (CFK Partners LLC) in order to allow that partnership to pay off loans used to purchase a controlling bloc of Mercury Air Group shares. The loans being repaid in this fashion are personally guaranteed by Fagan, Czyzyk and Kopko.

•	Fagan, Czyzyk, Kopko and others simultaneously caused Mercury Air Group to enter into a “sham employment agreement” with Fagan, pursuant to which the Company agreed to pay Fagan $350,000 per year for his services as Chairman. It is also alleged that the Company paid Fagan – a medical doctor with no relevant experience – $350,000 per year as Chairman, even though the chairman position for which Fagan was hired had been stripped of any meaningful management function. These allegations suggest that the Company agreed to pay Fagan handsomely, not based on his performance or responsibilities to the Company, but rather as a way of allowing Fagan to then contribute the amount to CFK Partners in order to satisfy his share of the outstanding loans used by that partnership to purchase its controlling interest in Mercury Air Group.

•	In January 2002, Fagan, Czyzyk, Kopko and others caused Mercury Air Group to sell its headquarters office building and accompanying real estate to CFK Partners. According

ROPES & GRAY LLP

R. Douglas Rees, Esq.	-3-	August 28, 2003

to the allegations, at least, this transaction resulted in a windfall for CFK Partners, as well as its individual partners, at the expense of Mercury Air Group.

•	Fagan, Czyzyk, Kopko and others caused Mercury Air Group to purchase its own shares from CFK Partners pursuant to a Management Stock Purchase Plan. According to the allegation, pursuant to the Management Stock Purchase Plan transaction, CFK Partners received $7.50 per share at a time when the Company’s stock price was $4.90 per share.

•	Under the Management Stock Purchase Plan, members of the Company’s management will receive “loans” from the Company with which they can purchase Mercury Air Group shares from CFK Partners. Mr. Czyzyk personally will receive a “loan” in excess of $2 million, which, under the terms of the Plan, the Company will promptly begin to forgive in regular installments. Indeed, according the allegations, under the Plan, Czyzyk was allotted nearly 74% of the “loans” made available in order to purchase shares at a steep premium from the partnership of which he was part owner.

•	Fagan, Czyzyk, Kopko and others caused the Company to incur substantial legal fees with the firm of McBreen & Kopko, a law firm of which director Kopko is a partner.

THE BOARD’S FAILURE TO TAKE MEANINGFUL ACTION IN RESPONSE TO THE ALLEGATIONS

To be sure, these allegations suggest a pattern of self-interested transactions by the Company’s insiders at the expense of shareholders. Even more troubling, however, is the inability of the Company’s directors to prevent this pattern of self-dealing and the Company’s apparent failure to address it.

Indeed, rather than undertake a serious effort to confront the allegations, it appears that the Company (and, by implication, its board) is determined to (a) insulate itself from challenge; and (b) punish those who even dare to raise them. Recently, for example, the board has taken steps to amend its by-laws to impose onerous disclosure requirements on nominees to serve as directors, including an undertaking by all such nominees that they will not require the Company to provide director and officers (“D&O”) insurance. Portions of the by-laws have been amended to require that 75% of the board must approve any changes. Most troubling, it appears that certain changes to the by-laws concerning the qualifications of nominees for board membership are intended to prevent certain shareholders, including my clients, from seeking representation on the board. Section 3.15 of the by-laws now prevents any person from serving on the board if that person was adverse to the Company in litigation within the past three years. This means, first, that if a person sought to vindicate his shareholder rights under Delaware law by filing an action against the Company, the legitimate exercise of those rights would render him ineligible for board membership. Conveniently, it also means that the mere fact that the Company has filed suit against my clients arguably renders them ineligible for board membership.

ROPES & GRAY LLP

R. Douglas Rees, Esq.	-4-	August 28, 2003

The Company has freely engaged in the filing of lawsuits in order to deter shareholders from contesting its actions. For example, the Company responded to a letter sent on behalf of a shareholder raising several of the allegations discussed above by filing suit against the lawyer who authored the shareholder’s letter. As I just mentioned, Mercury Air Group also has filed a lawsuit against my clients asserting utterly groundless claims under the Williams Act and California’s trade secret laws. The lawsuit obviously was prompted by concerns expressed by my clients in SEC filings about alleged breaches of fiduciary duties by Company insiders and questions raised openly in those same filings concerning whether present management should continue at the Company.

The Company’s public responses to the efforts of shareholders to question management’s conduct has raised more questions than answers. For example, the Company issued a press release asserting that the allegations raised by one shareholder were false, but the Company’s categorical denial came four months before the Board of Directors, in April 2003, established the Special Litigation Committee to review the allegations. The timing of this exchange raises troubling questions as to whether the Company had any genuine basis for its initial denial of the allegations and whether the outcome of the Committee’s review, even assuming one is underway, has been predetermined.

We note, as well, that the Company’s predilection for responding by press release to shareholders who dare to question management extends also to our clients. In connection with the filing the lawsuit against my clients described above, the Company issued a press release in which it ominously asserted that my clients were an “interwoven group of predominately foreign companies” and “overseas interests.” Such claims would seem merely silly if they did not appear to be symptomatic of a broader Company strategy to discredit dissident shareholders.

These circumstances cause my clients to question whether the Company’s present management can be relied upon to act in the best interests of all Mercury Air Group shareholders. We also question whether the directors, including in particular the members of the Committee, ever will fulfill their independent obligation to inform themselves of the facts surrounding management’s alleged self-dealing transactions and whether they will take remedial action in order to protect shareholders and restore the market’s confidence.

In order to determine for themselves whether the Company and its management have acted appropriately in all respects, as I previously noted, Trident North Atlantic today has sent a letter to the Company requesting to review several categories of documents and records concerning these matters. I am sure you will agree that my clients are entitled to seek a more complete understanding of the facts relating to the allegations that have been made against the Company’s officers and directors. They also are entitled to evaluate for themselves several other actions recently undertaken by the Company, including the termination of Deloitte & Touche as the Company’s outside auditors. A review of the materials requested in Trident North Atlantic’s

ROPES & GRAY LLP

R. Douglas Rees, Esq.	-5-	August 28, 2003

letter to the Company is essential to allow my clients to conduct this evaluation in an efficient and meaningful way. As shareholders under Delaware law, they have that right.

In today’s environment, officers and directors of public companies ignore well-founded allegations of insider misconduct and self-dealing at their peril. We urge the members of the Committee or, if necessary, the Company’s full board, to take all necessary steps to ensure that Mercury Air Group complies with Delaware law and accedes to Trident North Atlantic’s request.

I look forward to hearing from you promptly.

Very truly yours,

/s/ RANDALL W. BODNER / RGJ

Randall W. Bodner

cc:	Kevin G. Abrams, Esq. Steven A. Wilcox, Esq. Dana A. Welch, Esq.